EXHIBIT 99.3
                                                                  ------------


                       MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of March 21, 2007, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the quarter and year ended December 31, 2006 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

NON-GAAP MEASURES

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and per Trust Unit, cash netbacks, and payout ratio.
Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each cash distribution record date. Both cash netbacks and payout ratio are dependent on the determination of funds from operations. Cash netbacks include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Payout ratio represents the cash distributions declared for the period as a percentage of funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

                                                  THREE MONTHS ENDED                                YEAR ENDED
                                                      DECEMBER 31                                   DECEMBER 31
($000)                                          2006            2005      % CHANGE             2006           2005     % CHANGE
----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities       $  65,495        $  70,117        (7)%          $229,087       $ 186,606        23%
Expenditures on asset retirement                3,462              445        678%             5,974           2,025       195%
Changes in non-cash working capital            (6,220)          (9,656)       (36)%          (20,303)         22,910      (189)%
----------------------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                       $  62,737        $  60,906         3%           $214,758       $ 211,541        2%
==================================================================================================================================

FORWARD-LOOKING INFORMATION

The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas;
liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and other risk factors set forth in Advantage's Annual Information Form which is available at www.advantageincome.com or www.sedar.com. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.


                       Advantage Energy Income Fund - 1

MERGER WITH KETCH RESOURCES TRUST

On June 22, 2006, the previously announced merger of Advantage and Ketch Resources Trust ("Ketch") was approved by 96.6% of the votes cast at the Advantage Unitholder meeting and 88.4% of the votes cast at the Ketch Unitholder meeting. Court approval was received on June 22, 2006 with closing of the Arrangement and the successful merger of the two trusts occurring the following day. The financial and operational information for the year ended December 31, 2006 reflect operations from the Ketch properties effective the closing date, June 23, 2006. The combined trust is managed by an experienced senior management team which includes key management, technical personnel and administrative employees from both Advantage and Ketch. The merger was accomplished through the exchange of each Ketch Unit for 0.565 of an Advantage Unit and upon completion, Advantage Unitholders owned approximately 65% of the combined trust and Ketch Unitholders owned approximately 35%.

The merger was conditional on Advantage internalizing the external management contract structure and eliminating all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. ("AIM" or the "Manager") to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of 1,933,208 Advantage Trust Units initially valued at $39.1 million using the weighted average trading value for June 22, 2006 of $20.23 per Advantage Trust Unit. The Trust Unit consideration was placed in escrow for a 3-year period ensuring Advantage Unitholders will receive continued benefit and commitment of the existing management team and employees. The Fund paid final management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.3 million. The consideration to settle the fees consisted of $0.9 million in cash and 117,662 Trust Units. AIM agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.

OVERVIEW

                                             THREE MONTHS ENDED                                 YEAR ENDED
                                                 DECEMBER 31                                    DECEMBER 31
                                           2006               2005     % CHANGE            2006              2005      % CHANGE
---------------------------------------------------------------------------------------------------------------------------------
Funds from operations ($000)            $  62,737         $ 60,906          3%          $ 214,758         $ 211,541         2%
   per Trust Unit(1)                    $    0.59         $   1.06         (44)%        $    2.63         $    3.72        (29)%
Net income ($000)                       $   8,736         $ 25,846         (66)%        $  49,814         $  75,072        (34)%
   per Trust Unit  - Basic              $    0.08         $   0.45         (82)%        $    0.62         $    1.33        (53)%
                   - Diluted            $    0.08         $   0.45         (82)%        $    0.61         $    1.32        (54)%

(1)  Based on Trust Units outstanding at each cash distribution record date.

Funds from operations increased 3% for the three months and 2% for the year ended December 31, 2006, as compared to the same periods of 2005. Funds from operations per Trust Unit decreased 44% and 29% respectively. The slight increase in funds from operations has been primarily due to the Ketch merger. However, both funds from operations and funds from operations per Trust Unit have been negatively impacted by significantly lower natural gas prices throughout 2006. Weak natural gas prices have been partially offset by a successful hedging program that was implemented in November 2006. Net income decreased 66% for the three months ended December 31, 2006, as compared to 2005 and 34% for the year ended December 31, 2006. Net income per basic Trust Unit decreased 82% for the three months and 53% for the year ended December 31,
2006. The lower net income has been primarily due to the lower natural gas prices realized during the periods, amortization of the management internalization consideration, and increased depletion and depreciation expense. The primary factor that causes significant variability of Advantage's funds from operations, cash flows and net income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

CASH DISTRIBUTIONS

                                             THREE MONTHS ENDED                                   YEAR ENDED
                                                 DECEMBER 31                                      DECEMBER 31
                                           2006               2005     % CHANGE            2006              2005      % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Cash distributions declared ($000)      $  58,791         $ 43,265          36%         $ 217,246         $ 177,366         22%
   per Trust Unit(1)                    $    0.56         $   0.75         (25)%        $    2.66         $    3.12        (15)%
Payout ratio (%)                              94%              71%          23%              101%               84%         17%

(1)  Based on Trust Units outstanding at each cash distribution record date.

Total distributions increased 36% for the three months and 22% for the year ended December 31, 2006. The higher total distributions reflect the increased Trust Units outstanding from the continued growth and development of the Fund, especially due to the Ketch acquisition. Natural gas prices were very weak during the fourth quarter and year resulting in reduced funds from


                       Advantage Energy Income Fund - 2
operations and a higher payout ratio of 94% and 101%, respectively. As a result, we reduced the distribution level during the last half of 2006 to more appropriately reflect the current commodity price environment. Cash distributions per Trust Unit were $0.56 for the three months and $2.66 for the year ended December 31, 2006 representing decreases of 25% and 15% respectively, as compared to the same periods of 2005. In January 2007, the monthly distribution was further decreased to $0.15 as natural gas prices continued to show prolonged weakness throughout the winter. To mitigate the persisting risk associated with lower natural gas prices and the resulting negative impact on distributions, the Fund implemented a hedging program in 2006 with 58% of natural gas hedged for January to March 2007 and 54% hedged for April to October 2007. See "Commodity Price Risk" section for a more detailed discussion of our price risk management. It is also important to note that the timing of the Ketch merger negatively impacted the payout ratio for the year ended December 31, 2006 as the arrangement closed prior to the June record date resulting in the payment of a full month distribution to Ketch Unitholders; however funds from operations for June only included eight days of cash flows from the Ketch properties. We believe the Fund has taken the necessary action and is now well-positioned with the objective of providing long-term distribution sustainability to Unitholders.

Cash distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Cash distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of cash distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our cash distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, cash distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly cash distributions we pay to Unitholders are highly dependent upon the prices received for oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. The Fund attempts to mitigate the volatility in commodity prices through our hedging program. It is our long-term objective to provide stable and sustainable cash distributions to the Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives as an interim measure to maintain stable distributions.

For Canadian holders of Advantage Trust Units, the distributions paid for 2006 were 50% non-taxable return of capital and 50% taxable. For U.S. unitholders, distributions paid during 2006 were 47% non-taxable return of capital and 53% taxable. All Unitholders of the Fund are encouraged to consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

REVENUE

                                               THREE MONTHS ENDED                                 YEAR ENDED
                                                   DECEMBER 31                                    DECEMBER 31
($000)                                         2006          2005      % CHANGE              2006           2005       % CHANGE
----------------------------------------------------------------------------------------------------------------------------------
Natural gas excluding hedging               $  74,309      $ 78,001        (5)%           $ 231,548      $  238,902        (3)%
Realized hedging gains (losses)                 4,046        (6,749)      (160)%              4,164         (10,063)      (141)%
----------------------------------------------------------------------------------------------------------------------------------
Natural gas including hedging               $  78,355      $ 71,252         10%           $ 235,712      $  228,839         3%
----------------------------------------------------------------------------------------------------------------------------------
Crude oil and NGLs excluding hedging        $  48,051      $ 39,318         22%           $ 182,882      $  151,639         21%
Realized hedging gains (losses)                 1,133          (398)      (385)%              1,133          (3,906)      (129)%
----------------------------------------------------------------------------------------------------------------------------------
Crude oil and NGLs including hedging        $  49,184      $ 38,920         26%           $ 184,015      $  147,733         25%
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                               $ 127,539      $110,172         16%           $ 419,727      $  376,572         11%
----------------------------------------------------------------------------------------------------------------------------------

Natural gas revenues, excluding hedging, have decreased 5% for the three months and 3% for the year ended December 31, 2006, compared to 2005. Natural gas revenues have increased due to additional production from the Ketch merger but have been more than offset by weak natural gas prices. However, due to the Fund's hedge positions that were in place for the latter part of 2006, natural gas revenues, including hedging, have increased 10% for the three months and 3% for the year ended December 31, 2006. Crude oil and NGL revenues, excluding hedging, have increased by 22% for the three months and 21% for the year ended December 31, 2006 compared to 2005 due to a combination of continued strong oil prices and increased production levels from Ketch. The Fund had several oil hedges that came into effect in October 2006, further increasing crude oil and NGL revenues 26% for the three months and 25% for the year ended December 31, 2006, as compared to 2005.


                       Advantage Energy Income Fund - 3

PRODUCTION

                                                   THREE MONTHS ENDED                              YEAR ENDED
                                                       DECEMBER 31                                 DECEMBER 31
                                                  2006          2005        % CHANGE          2006          2005       % CHANGE
---------------------------------------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                             117,134         72,587         61%           94,074         78,561        20%
Crude oil (bbls/d)                                7,148          5,900         21%            6,273          5,854        7%
NGLs (bbls/d)                                     2,422          1,206        101%            1,802          1,175        53%

---------------------------------------------------------------------------------------------------------------------------------
TOTAL (BOE/D)                                    29,092         19,204         51%           23,754         20,123        18%
---------------------------------------------------------------------------------------------------------------------------------

Natural gas (%)                                    67%           63%                           66%           65%
Crude oil (%)                                      25%           31%                           26%           29%
NGLs (%)                                            8%            6%                            8%            6%

The Fund's total daily production averaged 29,092 boe/d for the fourth quarter of 2006, an increase of 51% compared with the same period of 2005. Natural gas production increased 61%, crude oil production increased 21%, and NGLs production increased 101%. Average daily production for the year ended December 31, 2006 was 23,754 boe/d, an increase of 18% compared with December 31, 2005. During this same period natural gas production increased 20%, crude oil production increased 7% and NGLs production increased 53%.

The increase in production during the quarter and year has been primarily attributed to the Ketch acquisition, which closed June 23, 2006. Other key production additions included light oil production from our Nevis and Sunset properties located in Central Alberta of 500 boe/d and gas additions of 3.5 mmcf/d realized from our Sweetgrass and Chigwell properties. An additional 5.0 mmcf/d was placed onstream in July from the Westerose-Battle Lake area. The additions have been offset somewhat by further capacity constraints at third party facilities, a one-time adjustment recognizing the impact of several wells that had paid out whereby partners had elected to convert to working interest positions and pipeline curtailments. The curtailment on the main northern leg of the Trans Canada Pipeline system impacted most of our Northern Alberta areas and resulted in a loss of 150 boe/d for the year. In addition, significant adverse production impacts occurred in November and December due to the extreme cold weather conditions at Fontas and Martin Creek, a compressor failure at Worsley, battery outages at Nevis and Westerose, and high declines at our Hamelin Creek property. Production has also been impacted by maximum rate limitations ("MRL") initiated on our Chip Lake and Nevis properties beginning January 1, 2006. At the close of 2006 our Chigwell North coal bed methane joint venture and our new gas pool at Sweetgrass were placed onstream. The Chigwell North and Sweetgrass wells were delayed primarily due to regulatory delays in each respective area, but the regulations have since been satisfied and production began in late December.

COMMODITY PRICES AND MARKETING

NATURAL GAS
                                                  THREE MONTHS ENDED                                 YEAR ENDED
                                                      DECEMBER 31                                    DECEMBER 31
($/MCF)                                           2006          2005        % CHANGE            2006          2005     % CHANGE
---------------------------------------------------------------------------------------------------------------------------------
Realized natural gas prices
     Excluding hedging                           $ 6.90        $11.68         (41)%            $ 6.74        $ 8.33       (19)%
     Including hedging                           $ 7.27        $10.67         (32)%            $ 6.86        $ 7.98       (14)%

AECO monthly index                               $ 6.36        $11.68         (46)%            $ 6.98        $ 8.49       (18)%

Realized natural gas prices, excluding hedging, decreased 41% for the three months and 19% for the year ended December 31, 2006, as compared to the same periods of 2005. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace. Natural gas prices began to weaken near the end of 2005 as North America recorded one of the mildest winters on record, thereby reducing demand. This weakness has continued through 2006 with relatively uneventful weather resulting in natural gas inventories that swelled to historic levels. The 2006/2007 winter has also been mild, with inventory levels remaining high, causing significant downward pressure on commodity prices. However, February 2007 brought sustained colder weather and inventory levels decreased below 2006 levels but are still ample compared to demand. The withdrawals from inventories resulted in a modest rebound in natural gas prices but overall the prices still remain low due to weather uncertainty. We continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas, (ii) long-term tightness in


                       Advantage Energy Income Fund - 4
supply  that has  resulted  from  persistent  demand  and the  decline in North
American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico, all of which have an impact on the delicate supply/demand balance that exists.

CRUDE OIL AND NGLS
                                                   THREE MONTHS ENDED                               YEAR ENDED
                                                       DECEMBER 31                                  DECEMBER 31
($/BBL)                                           2006          2005        % CHANGE            2006         2005      % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Realized crude oil prices
     Excluding hedging                           $ 56.10       $ 61.11         (8)%            $ 63.85      $ 61.02       5%
     Including hedging                           $ 57.82       $ 60.37         (4)%            $ 64.34      $ 59.20       9%

Realized NGLs prices
     Excluding hedging                           $ 50.09       $ 55.42         (10)%           $ 55.81      $ 49.54       13%

Realized crude oil and NGLs prices
     Excluding hedging                           $ 54.58       $ 60.14         (9)%            $ 62.05      $ 59.10       5%
     Including hedging                           $ 55.86       $ 59.53         (6)%            $ 62.44      $ 57.58       8%

WTI ($US/bbl)                                    $ 60.21       $ 60.04          0%             $ 66.35      $ 56.61       17%
$US/$Canadian exchange rate                      $  0.88       $  0.85          4%             $  0.88      $  0.83       6%

Realized crude oil and NGLs prices, excluding hedging, decreased 9% for the three months and increased 5% for the year ended December 31, 2006, as compared to the same periods of 2005. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. Advantage's realized crude oil price has not changed to the same extent as WTI due to strengthening of the Canadian dollar and the widening of Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI has reached historic high levels. For the three months ended December 31, 2006 WTI has remained relatively stable and increased 17% for the year ended December 31, 2006, compared to 2005. Many developments have resulted in the current price levels, including significant geopolitical and weather related issues. Early in 2006, prices remained strong due to concerns regarding the lack of North American refining capacity, and the continued strength of global demand. However, the mild 2005/2006 winter and the surge in crude imports to North America have resulted in significantly higher inventories, which prompted the relative price decrease towards the end of 2006. These key issues persist and will continue to impact overall commodity prices. With the current softening of crude price levels, it is notable that production restrictions are frequently being considered by the OPEC cartel and that inventory levels can quickly decline. We believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the Middle East, (iii) strong world wide demand, particularly in China, India and the United States and (iv) North American refinery capacity constraints.

COMMODITY PRICE RISK

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the cash distributions to holders of Advantage Trust Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into financial derivatives. These commodity risk management activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.


                       Advantage Energy Income Fund - 5

Currently, the Fund has the following financial derivatives in place:

DESCRIPTION OF FINANCIAL DERIVATIVE           TERM                         VOLUME                        AVERAGE PRICE
-----------------------------------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         Fixed price             November 2006 to March 2007             5,687 mcf/d                         Cdn$8.70/mcf
         Fixed price             November 2006 to March 2007             3,791 mcf/d                        Cdn$10.02/mcf
         Fixed price               April 2007 to October 2007            9,478 mcf/d                         Cdn$7.16/mcf
         Fixed price               April 2007 to October 2007            9,478 mcf/d                         Cdn$7.55/mcf
         Collar                  November 2006 to March 2007             9,478 mcf/d               Floor     Cdn$8.18/mcf
                                                                                                 Ceiling    Cdn$11.24/mcf
         Collar                  November 2006 to March 2007             4,739 mcf/d               Floor     Cdn$8.44/mcf
                                                                                                 Ceiling    Cdn$12.40/mcf
         Collar                  November 2006 to March 2007             4,739 mcf/d               Floor     Cdn$8.18/mcf
                                                                                                 Ceiling    Cdn$11.66/mcf
         Collar                  November 2006 to March 2007             4,739 mcf/d               Floor     Cdn$8.44/mcf
                                                                                                 Ceiling    Cdn$12.29/mcf
         Collar                  November 2006 to March 2007             5,687 mcf/d               Floor     Cdn$7.91/mcf
                                                                                                 Ceiling     Cdn$9.81/mcf
         Collar                  November 2006 to March 2007             9,478 mcf/d               Floor     Cdn$8.44/mcf
                                                                                                 Ceiling    Cdn$13.82/mcf
         Collar                  November 2007 to March 2008             9,478 mcf/d               Floor     Cdn$8.44/mcf
                                                                                                 Ceiling    Cdn$10.29/mcf

CRUDE OIL - WTI
         Collar                  October 2006 to March 2007             1,250 bbls/d               Floor     US$65.00/bbl
                                                                                                 Ceiling     US$87.40/bbl
         Collar                  October 2006 to September 2007         1,000 bbls/d               Floor     US$65.00/bbl
                                                                                                 Ceiling     US$90.00/bbl

In addition, the Fund has the following physical natural gas contracts in place:

DESCRIPTION OF PHYSICAL CONTRACT              TERM                         VOLUME                        AVERAGE PRICE
-----------------------------------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         Collar                  November 2006 to March 2007             4,739 mcf/d               Floor     Cdn$8.07/mcf
                                                                                                 Ceiling    Cdn$11.61/mcf
         Collar                  April 2007 to October 2007              4,739 mcf/d               Floor     Cdn$7.12/mcf
                                                                                                 Ceiling     Cdn$8.67/mcf
         Collar                  April 2007 to October 2007              4,739 mcf/d               Floor     Cdn$6.86/mcf
                                                                                                 Ceiling     Cdn$9.13/mcf
         Collar                  April 2007 to October 2007              9,478 mcf/d               Floor     Cdn$7.39/mcf
                                                                                                 Ceiling     Cdn$9.63/mcf
         Collar                  April 2007 to October 2007              9,478 mcf/d               Floor     Cdn$6.33/mcf
                                                                                                 Ceiling     Cdn$7.20/mcf

As at December 31, 2006 the settlement amount of the financial derivatives outstanding was an asset of approximately $10,433,000. For the year ended December 31, 2006, $10,242,000 was recognized in income as an unrealized derivative gain. As a result of the Ketch merger, we assumed several of these contracts which had an estimated fair value of $191,000 on closing. Recorded in revenue are realized hedging gains of $5.2 million for the three months and $5.3 million for the year ended December 31, 2006, which partially alleviated lower revenue from reduced commodity prices. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the income statement as an unrealized derivative gain or loss with a corresponding derivative asset or liability recorded on the balance sheet. The valuation is the estimated fair value to settle the financial contracts as at December 31, 2006 and is based on pricing models, estimates, assumptions and market data available at that time. The actual gain or loss realized on cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.


                       Advantage Energy Income Fund - 6

The Fund has fixed the commodity price on anticipated production as follows:

                                                 APPROXIMATE PRODUCTION
COMMODITY                                       HEDGED, NET OF ROYALTIES         MINIMUM PRICE           MAXIMUM PRICE
--------------------------------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         Winter 2006/2007                                  58%                   Cdn$8.42/mcf            Cdn$11.46/mcf
         Summer 2007                                       54%                   Cdn$7.08/mcf            Cdn$8.09/mcf
         Winter 2007/2008                                  11%                   Cdn$8.44/mcf            Cdn$10.29/mcf

CRUDE OIL - WTI
         Winter 2006/2007                                  30%                   US$65.00/bbl            US$88.56/bbl
         Summer 2007                                       14%                   US$65.00/bbl            US$90.00/bbl

ROYALTIES

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005       % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
Royalties, net of Alberta Royalty Credit ($000)    $  23,349    $  23,281         0%        $ 76,456     $   74,290         3%
   per boe                                         $    8.72    $   13.18        (34)%      $   8.82     $    10.11        (13)%
As a percentage of revenue,
   excluding hedging                                   19.1%        19.8%       (0.7)%         18.4%          19.0%       (0.6)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties are shown net of Alberta Royalty Credit which is a royalty rebate provided by the Alberta government to certain producers and was eliminated effective January 1, 2007. Royalties have increased in total due to the increase in revenue from higher production but have decreased on a per boe basis due to the significantly reduced natural gas prices. Royalties as a percentage of revenue, excluding hedging, have remained relatively consistent with comparable periods and we expect the royalty rate to continue as such.

On February 13, 2007, the Alberta provincial government announced it will begin an oil and gas royalty and tax system review expected to conclude by August 31, 2007. The review will concentrate on the oil sands royalty structure initially, followed by an analysis of the conventional oil and gas and coal bed methane levies. The panel in charge will perform a comparison to other oil and gas-producing jurisdictions, ensure the system is sufficiently sensitive to market conditions, examine the tax treatment compared to other sectors, assess the impacts of potential changes to the structure and determine the treatment of existing resource development if changes are made to the system. The review may result in imposed modifications that affect the Fund's royalties in the future.

OPERATING COSTS

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005      % CHANGE
---------------------------------------------------------------------------------------------------------------------------------
Operating costs ($000)                             $ 27,803     $  17,381         60%       $ 82,911     $   57,941       43%
   per boe                                         $  10.39     $    9.84         6%        $   9.56     $     7.89       21%

Total operating costs increased 60% for the three months ended and 43% for the year ended December 31, 2006 as compared to 2005 mainly due to the Ketch acquisition and service costs that have escalated in 2006. Operating costs per boe increased 6% for the three months and 21% for the year ended December 31, 2006. In the fourth quarter of 2006, crude oil pipeline restrictions in Southeast Saskatchewan resulted in additional trucking, increasing operating costs per boe for the quarter. In addition, operating costs per boe for the quarter and year ended December 31, 2006 have increased due to significantly higher costs associated with the shortage of supplies and services in the field. However, there has been recent evidence of reduced demand on the current available support and service resources as drilling rig utilization rates have decreased. The impact on operating costs is uncertain but we will be opportunistic and proactive in pursuing alternatives that will improve our operating cost structure. A significant operating cost that Advantage has been successful in stabilizing is electricity costs associated with field operations. The Fund has been active in preserving the price of power by hedging 3.5 MW at $56.68/MWh for 2007 and 3.0 MW at $54.00/MWh for 2008. Management of operating costs will be a persistent challenge in the current environment and we expect operating costs per boe to average between $9.50 to $10.50 for 2007.


                       Advantage Energy Income Fund - 7

GENERAL AND ADMINISTRATIVE

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005        % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
General and administrative expense ($000)          $  4,586     $   1,521        202%       $ 13,738     $    5,452        152%
   per boe                                         $   1.71     $   0. 86         99%       $   1.58     $     0.74        114%

Employees at December 31                                                                         135             80         69%

General and administrative ("G&A") expense has increased 202% for the three months and 152% for the year ended December 31, 2006, as compared to 2005. G&A per boe increased 99% for the three months and 114% for the year when compared to the same periods of 2005. G&A expense has increased overall and per boe primarily due to an increase in staff levels that have resulted from the Ketch acquisition and growth of the Fund. Additionally, the Ketch acquisition was conditional on Advantage internalizing the external management contract structure and eliminating all related fees for a more typical employee compensation arrangement. The new employee compensation plan has resulted in higher G&A expense that is offset by the elimination of future management fees and performance incentive. Prior to elimination of the management contract, the quarterly management fee and annual performance incentive were not included within G&A.

Current employee compensation includes salary, benefits, a short-term incentive plan and a long-term incentive plan. The long-term incentive plan consists of Restricted Trust Unit ("RTU") grants based on the Fund's individual Trust Unit performance from June 23 to December 31, 2006, adjusted for each monthly distribution, and compared to a peer group approved by the Board of Directors. The RTU grants vest over two years and are not available to previous AIM management for a period of three years following the Ketch acquisition. As the Fund did not meet the 2006 grant thresholds, there was no RTU grant made for the 2006 year.

MANAGEMENT FEE, PERFORMANCE INCENTIVE, AND MANAGEMENT INTERNALIZATION

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005        % CHANGE
------------------------------------------------------------------------------------------------------------------------------------
Management fee ($000)                              $      -     $   1,043       (100)%      $    887     $    3,665        (76)%
   per boe                                         $      -     $    0.59       (100)%      $   0.10     $     0.50        (80)%
Performance incentive ($000)                       $      -     $  10,544       (100)%      $  2,380     $   10,544        (77)%
Management internalization ($000)                  $  5,497     $       -          -        $ 13,449     $        -          -

Prior to the Ketch merger, the Manager received both a management fee and a performance incentive fee as compensation pursuant to the Management Agreement approved by the Board of Directors. Management fees were calculated based on 1.5% of operating cash flow defined as revenues less royalties and operating costs.

The Manager was entitled to earn an annual performance incentive fee when the Fund's total annual return exceeded 8%. The total annual return was calculated at the end of the year by dividing the year-over-year change in Unit price plus cash distributions by the opening Unit price, as defined in the Management Agreement. Ten percent of the amount of the total annual return in excess of 8% was multiplied by the market capitalization (defined as the opening Unit price multiplied by the weighted average number of Trust Units outstanding during the year) to determine the performance incentive fee. The Management Agreement provided an option to the Manager to receive the performance incentive fee in equivalent Trust Units. The Manager did not receive any form of compensation in respect of acquisition or divestiture activities nor were there any form of stock option or bonus plan for the Manager or the employees of Advantage outside of the management and performance fees. The management fees and performance fees were shared amongst all management and employees.

As a condition of the merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement for total original consideration of 1,933,208 Advantage Trust Units initially valued at $39.1 million using the weighted average trading value for June 22, 2006 of $20.23 per Advantage Trust Unit. The Trust Unit consideration was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The Fund paid final management fees and performance fees for the period January 1 to March 31, 2006 in the amount of $3.3 million, representing $0.9 million in management fees and $2.4 million in performance fees. The performance fees were settled through the issuance of 117,662 Trust Units of the Fund. The Manager agreed to forego fees for the period April 1, 2006 to the closing of the Arrangement.


                       Advantage Energy Income Fund - 8

INTEREST

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005       % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense ($000)                           $    5,414    $   2,865        89%        $  18,258    $   10,275         78%
   per boe                                        $     2.02    $    1.62        25%        $    2.11    $     1.40         51%
Average effective interest rate                         5.5%         4.4%       1.1%             5.1%          4.3%        0.8%
Bank indebtedness at December 31 ($000)                                                     $ 410,574    $  252,476         63%

Interest expense has increased 89% for the three months and 78% for the year ended December 31, 2006, as compared to 2005. The increase in interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund, an increase in the average effective interest rates, and the merger with Ketch which included the assumption of Ketch's additional bank indebtedness. The increased debt has been used in financing continued development activities and pursuit of expansion opportunities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of approximately 5.5% for the three months and 5.1% for the year ended December 31, 2006. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005       % CHANGE
----------------------------------------------------------------------------------------------------------------------------------
Interest on convertible debentures ($000)         $    3,289    $    2,727       21%        $  11,210    $   11,210         0%
   per boe                                        $     1.23    $     1.54      (20)%       $    1.29    $     1.53        (16)%
Accretion on convertible debentures ($000)        $      604    $      532       14%        $   2,106    $    2,182        (3)%
   per boe                                        $     0.23    $     0.30      (23)%       $    0.24    $     0.30        (20)%
Convertible debentures maturity
   value at December 31 ($000)                                                              $ 180,730    $  135,111         34%

Interest on convertible debentures has increased 21% for the three months and was unchanged for the year ended December 31, 2006 compared to the same periods of 2005. Accretion on convertible debentures has increased 14% for the three months and decreased 3% for the year ended December 31, 2006 as compared to 2005. The increases in total interest and accretion for the quarter as well as the increased convertible debentures maturity value are due to Advantage assuming Ketch's 6.50% convertible debentures in the merger. The increased interest and accretion from the additional debentures has been offset for the year due to the continual exchange of convertible debentures to Trust Units that will pay distributions rather than interest. During the year ended
December 31, 2006, $24.3 million of convertible debentures were converted resulting in the issuance of 1,286,901 Trust Units.


                       Advantage Energy Income Fund - 9

CASH NETBACKS

                                               THREE MONTHS ENDED                                   YEAR ENDED
                                                   DECEMBER 31                                      DECEMBER 31
                                           2006                  2005                       2006                  2005
--------------------------------------------------------------------------------------------------------------------------------
                                       $000      PER BOE     $000      PER BOE         $000      PER BOE     $000      PER BOE
--------------------------------------------------------------------------------------------------------------------------------
Revenue                             $122,360   $  45.72   $117,319   $  66.40       $ 414,430   $ 47.80   $ 390,541   $ 53.17
Realized hedging gains (losses)        5,179       1.93     (7,147)     (4.05)          5,297      0.61     (13,969)    (1.90)
Royalties                            (23,349)     (8.72)   (23,281)    (13.18)        (76,456)    (8.82)    (74,290)   (10.11)
Operating costs                      (27,803)    (10.39)   (17,381)     (9.84)        (82,911)    (9.56)    (57,941)    (7.89)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING                           $ 76,387    $ 28.54   $ 69,510    $ 39.33       $ 260,360   $ 30.03   $ 244,341   $ 33.27
General and administrative            (4,586)     (1.71)    (1,521)     (0.86)        (13,738)    (1.58)     (5,452)    (0.74)
Management fee                             -          -     (1,043)     (0.59)           (887)    (0.10)     (3,665)    (0.50)
Interest                              (5,414)     (2.02)    (2,865)     (1.62)        (18,258)    (2.11)    (10,275)    (1.40)
Interest on convertible debentures    (3,289)     (1.23)    (2,727)     (1.54)        (11,210)    (1.29)    (11,210)    (1.53)
Taxes                                   (361)     (0.13)      (448)     (0.25)         (1,509)    (0.17)     (2,198)    (0.30)
--------------------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS               $ 62,737    $ 23.45   $ 60,906    $ 34.47       $ 214,758   $ 24.78   $ 211,541   $ 28.80
--------------------------------------------------------------------------------------------------------------------------------

Funds from operations per boe have decreased from $28.80 per boe in the prior year to $24.78 per boe for the year ended December 31, 2006. The lower cash netback per boe is primarily due to lower revenues resulting from soft natural gas prices as well as higher operating costs, general and administrative expenses and interest. Operating costs per boe for the year ended December 31, 2006 were $9.56, an increase of 21% from the $7.89 experienced in 2005. Operating costs have steadily increased over the past year due to significantly higher field costs associated with the shortage of supplies and services that has resulted from the high level of industry activity. General and administrative expenses per boe for the 2006 year have increased 114% over the prior year period due to the additional employees from the growth of the Fund and the Ketch merger, which also resulted in internalization of the management arrangement and a new employee compensation plan. Interest expense per boe on bank indebtedness for the year ended December 31, 2006 has increased 51% over the prior year due to the assumption of debt in the Ketch merger, higher average effective interest rates and the general growth of the Fund.

DEPLETION, DEPRECIATION AND ACCRETION
                                                     THREE MONTHS ENDED                            YEAR ENDED
                                                         DECEMBER 31                               DECEMBER 31
                                                     2006          2005       % CHANGE         2006         2005        % CHANGE
----------------------------------------------------------------------------------------------------------------------------------
Depletion, depreciation & accretion ($000)         $  63,521    $  32,581          95%       $194,309     $ 135,096         44%
   per boe                                         $   23.73    $   18.44          29%       $  22.41     $   18.39         22%

Depletion and depreciation of property and equipment is provided on the "unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has increased by 95% for the three months and 44% for the year ended December 31, 2006. The DD&A per boe has increased by 29% for the three months and 22% for the year ended December 31, 2006 compared to prior years. The higher DD&A is primarily due to increased production from the Ketch acquisition while the DD&A per boe increase was caused by a higher valuation for the Ketch reserves than accumulated from prior acquisitions and development activities.

TAXES

Current taxes paid or payable for the quarter ended December 31, 2006 amounted to $0.4 million, compared to $0.4 million expensed for the same period of 2005. For the year ended December 31, 2006, current taxes paid or payable were $1.5 million, compared to $2.2 million for the comparative period. Current taxes primarily represent Federal large corporations tax and Saskatchewan resource surcharge. Federal large corporations tax was based on debt and equity levels of the Fund and has been eliminated effective January 1, 2006 due to government legislation. Saskatchewan resource surcharge is based on the petroleum and natural gas revenues within the province of Saskatchewan.


                       Advantage Energy Income Fund - 10

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2006, the Fund recognized an income tax reduction of $37.1 million compared to a reduction of $11.4 million for 2005.

Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to the Unitholders. Therefore, based on the current structure and existing legislation, no cash income taxes are to be paid by the operating company or the Fund, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2006, the operating company had a future income tax liability balance of $61.9 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools.

On October 31, 2006, the Federal Government proposed changes to Canada's tax system that include altering the tax treatment of income trusts. The government proposed a two-tier tax structure, similar to that of corporations, whereby distributions paid by trusts that represent a return on capital will be subject to tax at the trust level in addition to personal tax as if they were dividends from a taxable Canadian corporation. The changes are proposed to take effect in 2011 for existing publicly-traded trusts. If enacted, the proposal could affect the Fund in several ways, and Advantage is currently assessing several options for the future. The Fund may allocate a portion of cash flows to additional tax on distributions, resulting in less cash flow available for distribution or the Fund may determine strategic alternatives such as increasing cash flow allocated to capital spending, conversion to a corporation, or paying a higher percentage of distributions on a return of capital basis, all of which could result in a decrease or elimination of distributions. The following is a table provided by the Federal Government showing a simplified comparison of the effects of the proposed changes to investor tax rates in 2011:

                                                 CURRENT SYSTEM                                ENACTED SYSTEM (2011)
----------------------------------------------------------------------------------------------------------------------------------
                                     INCOME PORTION OF     LARGE CORPORATION          INCOME PORTION OF     LARGE CORPORATION
----------------------------------------------------------------------------------------------------------------------------------
                                    TRUST DISTRIBUTIONS       (DIVIDEND)             TRUST DISTRIBUTIONS       (DIVIDEND)
----------------------------------------------------------------------------------------------------------------------------------
Taxable Canadian individuals(1)             46%                   46%                       45.5%                 45.5%
Canadian tax-exempt investors               0%                    32%                       31.5%                 31.5%
Taxable U.S. investors(2)                   15%                   42%                       41.5%                 41.5%
----------------------------------------------------------------------------------------------------------------------------------

(1) All rates in the table are as of 2011, and include both entity- and investor-level tax (as applicable). Rates for "Taxable Canadian individuals" assume that top personal income tax rates apply and that provincial governments increase their dividend tax credit for dividends of large corporations.
(2) Canadian taxes only. U.S. tax will also apply in most cases, net of any foreign tax credits.

The Fund has approximately $1.2 billion in tax pools and deductions at December 31, 2006, which can be used to declare a higher percentage of distributions as a return of capital and thus reduce the amount of taxes paid by Unitholders. The Fund and AOG had the following estimated tax pools in place at December 31, 2006:

                                                      DECEMBER 31, 2006
                                                     ESTIMATED TAX POOLS
                                                        ($ MILLIONS)
                                                     -------------------
Undepreciated Capital Cost                                $    453
Canadian Oil and Gas Property Expenses                         333
Canadian Development Expenses                                  303
Canadian Exploration Expenses                                   44
Non capital losses                                              29
Other                                                           22
                                                          --------
                                                          $  1,184


NON-CONTROLLING INTEREST

Non-controlling interest expense for the year ended December 31, 2006 was $29,000, a decrease of 88% from the $232,000 recognized during the same period of 2005. Non-controlling interest expense represents the net income attributable to Exchangeable Share ownership interests. The non-controlling interest was created when Advantage Oil & Gas Ltd. ("AOG"), a subsidiary of the Fund, issued Exchangeable Shares as partial consideration for the acquisition of Defiant Energy Corporation ("Defiant") that occurred at the end of 2004. The decrease in non-controlling interest expense is directly attributable to the continued conversion of Exchangeable Shares to Trust Units since the original issuance. On March 8, 2006, AOG elected to exercise its redemption right to


                       Advantage Energy Income Fund - 11
redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. As such, there is no non-controlling interest expense recorded in the quarter and no exchangeable shares remain outstanding.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

                                                                              PAYMENTS DUE BY PERIOD
($ MILLIONS)                                         TOTAL          2007         2008         2009         2010         2011
-------------------------------------------------------------------------------------------------------------------------------
Building leases                                     $    5.4      $   2.2       $  1.4       $  0.8       $  0.8       $  0.2
Capital leases                                           2.9          2.6          0.3          -            -            -
Pipeline/transportation                                  5.9          4.2          1.4          0.3          -            -
Convertible debentures (1)                             180.7          1.4          5.4         57.1         70.0         46.8
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                       $  194.9      $  10.4       $  8.5       $ 58.2       $ 70.8       $ 47.0
-------------------------------------------------------------------------------------------------------------------------------

(1) As at December 31, 2006, Advantage had $180.7 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price. The Fund expects that the obligations related to convertible debentures will be settled through the issuance of Trust Units.
(2) Bank indebtedness of $410.6 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.


LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of the Fund's capitalization structure:

($000, EXCEPT AS OTHERWISE INDICATED)                       DECEMBER 31, 2006
------------------------------------------------------------------------------
Bank indebtedness (long-term)                                 $     410,574
Working capital deficit (1)                                          42,655
------------------------------------------------------------------------------
Net debt                                                      $     453,229
------------------------------------------------------------------------------
Trust Units outstanding (000)                                       105,390
Trust Unit closing market price ($/Trust Unit)                $       12.43
------------------------------------------------------------------------------
Market value                                                  $   1,309,998
------------------------------------------------------------------------------
Capital lease obligation (long-term)                          $         305
Convertible debentures maturity value (long-term)                   179,245
------------------------------------------------------------------------------
TOTAL CAPITALIZATION                                          $   1,942,777
------------------------------------------------------------------------------

(1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, cash distributions payable, and the current portion of capital lease obligations and convertible debentures.


UNITHOLDERS' EQUITY, EXCHANGEABLE SHARES AND CONVERTIBLE DEBENTURES

Advantage has utilized a combination of Trust Units, Exchangeable Shares, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2006, the Fund had 105.4 million Trust Units outstanding. On January 20, 2006, Advantage issued 475,263 Trust Units to satisfy $10.5 million of the performance incentive fee obligation related to the 2005 year. On June 23, 2006, Advantage issued 32,870,465 Trust Units as consideration for the acquisition of Ketch, 1,933,208 Trust Units as consideration for all of the outstanding shares of AIM to internalize the external management contract, and 117,662 Trust Units to satisfy the final obligation related to the 2006 first quarter performance fee. The Trust Units issued as consideration for the external management contract are subject to escrow provisions and 19,366 Trust Units were forfeited during the year ended December 31, 2006. On August 1, 2006


                       Advantage Energy Income Fund - 12

Advantage issued 7,500,000 Trust Units, plus an additional 1,125,000 Trust Units upon full exercise of the Underwriters' over-allotment option on August 4, 2006, at $17.30 per Trust Unit for net proceeds of $141.4 million (net of Underwriters' fees and other issue costs of $7.8 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures. As at March 21, 2007, Advantage had
115.0 million Trust Units issued and outstanding.

Exchangeable Shares issued and outstanding were exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. On March 8, 2006, AOG elected to exercise its redemption right to redeem all of the Exchangeable Shares outstanding. The redemption price per Exchangeable Share was satisfied by delivering that number of Advantage Trust Units equal to the Exchange Ratio of 1.22138 in effect on May 9, 2006. During 2006, the Fund issued 127,014 Trust Units for the remaining Exchangeable Shares.

Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders. In exchange for an equivalent number of Trust Units, all of the remaining 85,000 Series A Trust Units Rights were exercised in the third quarter and 37,500 Series B Trust Unit Rights were exercised in the second quarter of 2006. As at March 21, 2007, 187,500 Series B Trust Unit Rights remain outstanding.

As at December 31, 2006, the Fund had $180.7 million convertible debentures outstanding that were convertible to 8.3 million Trust Units based on the applicable conversion prices. During the year ended December 31, 2006, $24.3 million convertible debentures were exchanged for the issuance of 1.3 million Trust Units. As at March 21, 2007, the convertible debentures outstanding have not changed from December 31, 2006.

On July 24, 2006, Advantage announced that it adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). The Plan commenced with the monthly cash distribution payable on August 15, 2006 to Unitholders of record on July 31, 2006. For Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the year ended December 31, 2006, 2,005,499 Trust Units were issued as a result of the Plan, generating $27.7 million reinvested in the Fund and representing an approximate 26% participation rate.

On February 14, 2007 Advantage issued 7,800,000 Trust Units, plus an additional 800,000 Trust Units upon exercise of the Underwriters' over-allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.2 million (net of Underwriters' fees and other issue costs of $5.9 million). The net proceeds of the offering will be used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures.

In the October 31, 2006 proposal to tax distributions at the income trust level as well as the existing Unitholder level, the Federal Government warned against income trusts incurring "undue expansion" during the period between the proposal announcement and 2011 when the tax rules will effectively change. On December 15, 2006 the Federal Government clarified "undue expansion" by providing a set of guidelines for "normal growth". An income trust is permitted to double its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. Any unused expansion from the prior year can be brought forward into the following year until the new tax rules take effect. In addition, an income trust may replace debt that was outstanding as of October 31, 2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. An income trust may also merge with another income trust without a change to their normal growth percentage, provided there is no net addition to equity as a result of the merger. As of October 31, 2006, the Fund had an approximate market capitalization of $1.6 billion and bank indebtedness of $0.4 billion. Therefore, as a result of the "normal growth" guidelines, the Fund is permitted to issue $2.0 billion of new equity over the next four years, which we believe is adequate for any growth we expect to incur.

BANK INDEBTEDNESS, CREDIT FACILITY AND OTHER OBLIGATIONS

At December 31, 2006, Advantage had bank indebtedness outstanding of $410.6 million. Advantage assumed net bank indebtedness of approximately $188 million in the Ketch merger. The Fund has a $600 million credit facility agreement consisting of a $580 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.

At December 31, 2006, Advantage had a working capital deficiency of $42.7 million that has remained relatively consistent with the previous year end. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits,


                       Advantage Energy Income Fund - 13
trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required.

Advantage generally does not make use of capital leases to finance development expenditures. However, Advantage currently has two capital leases outstanding at December 31, 2006 for $2.8 million that were both assumed from corporate acquisitions.

CAPITAL EXPENDITURES

                                                              THREE MONTHS ENDED                         YEAR ENDED
                                                                  DECEMBER 31                            DECEMBER 31
($000)                                                      2006              2005                 2006              2005
-------------------------------------------------------------------------------------------------------------------------------
Land and seismic                                        $      522       $       609             $    5,261       $     3,860
Drilling, completions and workovers                         42,612            24,293                113,146            77,794
Well equipping and facilities                               17,690             2,758                 39,437            20,322
Other                                                          285               300                  1,643             1,253
-------------------------------------------------------------------------------------------------------------------------------
                                                        $   61,109       $    27,960             $  159,487       $   103,229
Purchase adjustment of Defiant acquisition                       -                98                      -                98
Property acquisitions                                           46                (3)                   244               210
Property dispositions                                            -                76                 (8,727)           (3,379)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                              $   61,155       $    28,131             $  151,004       $   100,158
-------------------------------------------------------------------------------------------------------------------------------

Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and preserve a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. With the integration of the Ketch assets, Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has shifted its remaining capital program to further oil development due to superior project economics. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.

For the three month period ended December 31, 2006, the Fund spent a net $61.2 million on capital expenditures. Approximately $42.6 million was expended on drilling and completion operations where the Fund drilled a total of 25.1 net (44 gross) wells. During the quarter we drilled 4.4 net (13 gross) gas wells at Chigwell, two 100% working interest gas wells at Black, five 70% working interest oil wells at Sunset, three oil wells and one gas well with 100% working interests at Nevis and several wells at other minor properties. Total capital spending in the quarter included $13.8 million at Nevis, $7.5 million at Sunset, $5.4 million at Chigwell, $2.7 million at Hardy, $2.6 million at Worsley, $2.6 million at Westerose, $2.5 million at Martin Creek, $2.4 million at Conroy Creek, and $2.4 million at Willesden Green.

For the year ended December 31, 2006, the Fund spent a net $151.0 million on capital expenditures. The Fund drilled a total of 90.2 net (147 gross) wells as a result of spending approximately $113.1 million on drilling and completion operations. During the year, Advantage drilled 10.4 net (25 gross) gas wells at Chigwell, 15 gas wells with 100% working interest at Medicine Hat, 2.3 net (4 gross) gas wells at Worsley, 9.8 net (14 gross) oil wells at Sunset, 4.2 net (6 gross) gas wells and 11 oil wells with 100% working interest at Nevis, and 3 100% working interest gas wells at Shouldice, along with numerous wells at other minor properties. The Fund experienced a 95% success rate on wells drilled in 2006. Total capital spending for the year included $36.5 million at Nevis, $17.4 million at Sunset, $8.0 million at Chigwell, $7.8 million at Willesden Green, and $6.5 million at Worsley. The majority of capital spending was used for drilling and facilities throughout the year as well as some residual development activity remaining from the end of 2005. Activity occurring late in the year included three new oil wells at the Westerose Banff "C" unit adding a net 200 boe/d, two new oil wells at Little Bow in Southern Alberta adding a net 150 boe/d, the Chigwell North coal bed methane joint venture and new gas pool at Sweetgrass.


                       Advantage Energy Income Fund - 14

The following table summarizes the various funding requirements during the year ended December 31, 2006 and the sources of funding to meet those requirements.

SOURCES AND USES OF FUNDS

                                                               YEAR ENDED
($000)                                                      DECEMBER 31, 2006
------------------------------------------------------------------------------
SOURCES OF FUNDS
        Funds from operations                                   $  214,758
        Units issued, net of costs                                 169,631
        Property dispositions                                        8,727
        Decrease in working capital                                 27,222
------------------------------------------------------------------------------
                                                                $  420,338
------------------------------------------------------------------------------
USES OF FUNDS
        Cash distributions to Unitholders                       $  212,738
        Expenditures on property and equipment                     159,487
        Decrease in bank indebtedness                               30,767
        Acquisition costs of Ketch Resources Trust                  10,109
        Expenditures on asset retirement                             5,974
        Reduction of capital lease obligations                       1,019
        Property acquisitions                                          244
------------------------------------------------------------------------------
                                                                $  420,338
------------------------------------------------------------------------------


ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                                YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                               DEC. 31, 2006      DEC. 31, 2005       DEC. 31, 2004
--------------------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)                       $    419,727        $   376,572         $  241,481
Net income ($000)                                             $     49,814        $    75,072         $   24,038
     per Trust Unit  - Basic                                  $       0.62        $      1.33         $     0.59
                     - Diluted                                $       0.61        $      1.32         $     0.58
Total assets ($000)                                           $  1,981,587        $ 1,012,847         $1,033,251
Long term financial liabilities ($000) ((1))                  $    581,698        $   379,903         $  144,039
Cash distributions declared per Trust Unit                    $       2.66        $      3.12         $     2.82

(1) Given amendments made in 2005 to the credit facility repayment terms, the bank indebtedness is classified as a long-term liability while in 2004 bank indebtedness was shown as a current liability. Long term financial liabilities also exclude asset retirement obligations and future income taxes.



                       Advantage Energy Income Fund - 15

QUARTERLY PERFORMANCE

                                                             2006                                        2005
($000, EXCEPT AS OTHERWISE INDICATED)         Q4         Q3         Q2         Q1        Q4         Q3         Q2         Q1
--------------------------------------------------------------------------------------------------------------------------------
Daily production
     Natural gas (mcf/d)                   117,134    122,227     70,293     65,768     72,587     75,994     79,492     86,350
     Crude oil and NGLs (bbls/d)             9,570      9,330      6,593      6,760      7,106      7,340      6,772      6,892
     Total (boe/d)                          29,092     29,701     18,309     17,721     19,204     20,006     20,021     21,284
Average prices
     Natural gas ($/mcf)
        Excluding hedging                $    6.90   $   5.89   $   6.18   $   8.69   $  11.68   $   8.25   $   7.27   $   6.52
        Including hedging                $    7.27   $   5.90   $   6.18   $   8.69   $  10.67   $   7.79   $   7.30   $   6.47
        AECO monthly index               $    6.36   $   6.03   $   6.28   $   9.31   $  11.68   $   8.15   $   7.38   $   6.70
     Crude oil and NGLs ($/bbl)
        Excluding hedging                $   54.58   $  67.77   $  68.69   $  58.26   $  60.14   $  66.00   $  56.57   $  53.02
        Including hedging                $   55.86   $  67.77   $  68.69   $  58.26   $  59.53   $  61.10   $  56.24   $  53.02
        WTI (US$/bbl)                    $   60.21   $  70.55   $  70.75   $  63.88   $  60.04   $  63.17   $  53.13   $  49.90
Total revenues (before royalties)        $ 127,539   $124,521   $ 80,766   $ 86,901   $110,172   $ 95,715   $ 87,476   $ 83,209
Net income                               $   8,736   $  1,209   $ 23,905   $ 15,964   $ 25,846   $ 18,674   $ 26,537   $  4,015
   per Trust Unit  - basic               $    0.08   $   0.01   $   0.38   $   0.27   $   0.45   $   0.33   $   0.46   $   0.07
                   - diluted             $    0.08   $   0.01   $   0.38   $   0.27   $   0.45   $   0.32   $   0.46   $   0.07
Funds from operations                    $  62,737   $ 63,110   $ 42,281   $ 46,630   $ 60,906   $ 55,575   $ 49,705   $ 45,355
Cash distributions declared              $  58,791   $ 60,498   $ 53,498   $ 44,459   $ 43,265   $ 43,069   $ 44,693   $ 46,339
Payout ratio (%)                               94%        96%       127%        95%        71%        77%        90%       102%

The table above highlights the Fund's performance for the fourth quarter of 2006 and also for the preceding seven quarters. During 2005, production continued to experience normal declines until a more significant decrease occurred in the first quarter of 2006 due to a one-time adjustment for several payout wells, restricted production on wells in Chip Lake and Nevis, and some minor non-core property dispositions that occurred in 2005. Production increased in the second quarter of 2006 with the addition of eight days of production from the Ketch properties and further increased in the third quarter of 2006 as the acquisition was fully integrated with Advantage. Production in the fourth quarter of 2006 was significantly impacted by freezing problems at several properties due to extreme cold in Alberta during the latter part of November. Advantage's revenues and funds from operations for the third and fourth quarters of 2006 are higher primarily due to the production from the merger with Ketch, offset by significantly lower natural gas prices. Net income has been lower during the last two quarters due to reduced natural gas prices realized during the periods, amortization of the management internalization consideration, and increased depletion and depreciation expense due to the Ketch merger. During 2006, the payout ratio has been higher relative to prior quarters as a result of considerably weak natural gas prices. Additionally, the timing of the Ketch merger has also increased the payout ratio for the second quarter of 2006 as the arrangement closed prior to the June record date resulting in the payment of a full month distribution to Ketch Unitholders whereas funds from operations for June only included eight days of cash flows from the Ketch properties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for property and equipment and goodwill. The reserve estimates are also used


                       Advantage Energy Income Fund - 16
to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.


FINANCIAL REPORTING UPDATE

CONVERGENCE OF CANADIAN GAAP WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, Canada's Accounting Standards Board ("AcSB") issued a strategic plan that will result in Canadian GAAP, as it applies to publicly accountable entities, being converged with International Financial Reporting Standards over a transitional period, initially indicated to be five years. The AcSB is expected to develop and release a detailed implementation plan and the Fund will consider the effect that this implementation plan might have on the consolidated financial statements during the transition period.

FINANCIAL INSTRUMENTS RECOGNITION AND MEASUREMENT

In April 2005, a series of new accounting standards were released which established guidance for the recognition and measurement of financial instruments. These new standards include Section 1530 "Comprehensive Income",
Section 3855  "Financial  Instruments  --  Recognition  and  Measurement",  and
Section  3865  "Hedges".  The  new  standards  also  resulted  in a  number  of significant consequential amendments to other accounting standards to accommodate the new sections. The standards require all applicable financial instruments to be classified into one of several categories including: financial assets and financial liabilities held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. The financial instruments are then included on a company's balance sheet and measured at fair value, cost or amortized value, depending on the classification. Subsequent measurement and recognition of changes in value of the financial instruments also depends on the initial classification. These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006 and must be implemented simultaneously. Advantage has adopted the new standards as of January 1, 2007 and there are no significant changes in the recognition and measurement of the Fund's financial instruments.

In December 2006, new accounting standards were released which provided further guidance on the presentation and disclosure of financial instruments and were intended to better align the Canadian standards with international accounting standards. The new standards are effective for interim and annual financial statements related to fiscal years beginning on or after October 1, 2007. Advantage has chosen to early adopt the new standards Section 3862 "Financial Instruments - Presentation" and Section 3863 "Financial Instruments - Disclosure" as issued by the CICA effective January 1, 2007. As a result, there will be several additional disclosures relating to financial instruments in 2007, but no significant changes to presentation.

CONTROLS AND PROCEDURES

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President Finance and Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. As well, during 2006, Management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that as of December 31, 2006, our internal control over financial reporting was effective and there were no significant changes during 2006 that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


                       Advantage Energy Income Fund - 17

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Fund has established a Disclosure Committee consisting of seven executive members with the responsibility of overseeing the Fund's disclosure practices and designing disclosure controls and procedures to ensure that all material information is communicated to the Disclosure Committee. All written public disclosures are reviewed and approved by at least one member of the Disclosure Committee prior to issuance. Additionally, the Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer of the Fund in making certifications with respect to the disclosure controls of the Fund required under applicable regulations and ensures that the Board of Directors is promptly and fully informed regarding potential disclosure issues facing the Fund.

The Fund's Management is responsible for establishing and maintaining effective internal control over financial reporting. Management of Advantage, including our Chief Executive Officer and Vice-President, Finance and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2006. Based on that evaluation, Management has concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

CORPORATE GOVERNANCE

The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities and the issuance of additional Trust Units, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions. The Board of Directors consists of ten members, seven of whom are unrelated to the Fund. The Independent Reserve Evaluation Committee has three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee and Audit Committee each have four members, all of whom are independent. One member of the Audit Committee has been designated a "Financial Expert" as defined in applicable regulatory guidance. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

The Board of Directors approved and Management implemented a Code of Business Conduct and Ethics. The purpose of the code is to lay out the expectation for the highest standards of professional and ethical conduct from our directors, officers and employees. The code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Our Code of Business Conduct and Ethics is available on our website at www.advantageincome.com.

As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with four of the NYSE
Rules: (i) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation as well as an interim affirmation each time a change occurs to the audit committe; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

OUTLOOK

The Fund has established a 2007 Budget, as approved by the Board of Directors, that retains a high degree of activity and will focus on drilling in many of our key properties where a high level of success was realized through 2006. Capital will also be directed to accommodate facility expansions and further develop enhanced recovery schemes as necessary. New drill bit additions are expected to be more effective in replacing production as corporate declines have continued to subside through 2006. Advantage's production now contains very little flush production from high impact wells and concentrated drilling programs (from 2004 and 2005 activities) creating a balanced and predictable platform. During the second and third quarters of 2007, we expect two major third party plant


                       Advantage Energy Income Fund - 18
turnarounds to occur which will significantly affect our Lookout Butte and Westerose properties. These two turnarounds combined with well payouts are expected to result in an impact of approximately 400 boe/d to the 2007 annual average production. Overall, we expect production in 2007 to average between 27,500 to 29,500 boe/d.

Advantage's 2007 capital expenditures budget of $120 to $145 million includes the drilling, completion and tie-in of 107 gross wells (64 net) weighted approximately 50% toward light oil and 50% to natural gas. In Northeast B.C., a 17 well (14 net) natural gas drilling program is being substantially completed in the first quarter of 2007 at Martin Creek. This program exploits the northern portions of the Field where a successful drilling program was conducted in 2006 which extended pool boundaries. At this time, the 17 well drilling program has been completed and final facilities work and tie-ins are in progress. Results to date indicate a very successful program with tested well deliverability in excess of facilities capacity and budget assumptions. Combined with Advantage's already commanding position of facilities infrastructure and operatorship, we estimate three years of drilling inventory in this property. At Sunset, in Northern Alberta, four wells are planned to follow-up the successful 2006 development drilling program and capital will also be required to expand water flood facilities in this light oil pool. In Central Alberta, a 12 well (12 net) program is planned at Nevis for 40 degree light oil where horizontal drilling in 2006 showed excellent results. A net 15 sections of land were added through deals with industry third parties in 2006 bringing the total land under control to 37.5 net sections in this property. A second development drilling program in the western portion of the Nevis property is underway and facilities will be constructed to accommodate production additions. Additional gas opportunities will be pursued in the Central Alberta areas targeting down spacing and follow-up to successes. In Southern Alberta and S.E. Saskatchewan, 13 wells (10 net) will be drilled for oil targets in 2007.

Operating costs are forecasted to be closer to the $9.50 to $10.50/boe range as higher gas prices indicated by the current strip price through the summer of 2007 suggest higher power costs than what was realized in 2006. In addition, higher property taxes, surface rentals and additional trucking costs due to continued pipeline restrictions in Southeast Saskatchewan are expected to occur in 2007. Advantage is undertaking several operating cost reduction initiatives through 2007 to help offset these increases.

Advantage's funds from operations in 2007 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch merger. The synergy of larger size and the complementary winter/summer drilling programs with the Ketch merger is providing benefits in terms of securing services, flexibility and quality of our capital program.

Looking forward, Advantage's high quality assets, three year drilling inventory, hedging program and excellent tax pools provides many options for the Fund and we are committed to maximizing value generation for our Unitholders.

The following table indicates our funds from operations sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2007 based on production of 28,000 boe/d comprised of 110.4 mmcf/d of natural gas and 9,600 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

SENSITIVITIES                                                                                   ANNUAL
                                                                 ANNUAL                  FUNDS FROM OPERATIONS
                                                          FUNDS FROM OPERATIONS             PER TRUST UNIT
                                                                 ($000)                     ($/TRUST UNIT)
-----------------------------------------------------------------------------------------------------------------
Natural gas
        AECO monthly price change of $0.25/mcf                  $   5,500                       $   0.05
        Production change of 1,000 mcf/d                        $   1,800                       $   0.02
Crude oil and NGLs
        WTI price change of US$1.00/bbl                         $   2,900                       $   0.03
        Production change of 200 bbls/d                         $   2,800                       $   0.03
$US/$Canadian exchange rate change of $0.01                     $   5,800                       $   0.04
Interest rate change of 1%                                      $   3,800                       $   0.03

ADDITIONAL INFORMATION

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.


                       Advantage Energy Income Fund - 19